Exhibit 4.15

THIRD AMENDED AND RESTATED FOUNDER EMPLOYMENT AGREEMENT

THIS THIRD AMENDED AND RESTATED FOUNDER EMPLOYMENT AGREEMENT (“Agreement”) is made and entered into as of November 10, 2017 (the “Effective Date”), by and between Zai Lab Limited, a limited company incorporated under the laws of the Cayman Islands (the “Company”), and Samantha (Ying) Du, an individual (the “Founder”).

WHEREAS, the Company and the Founder previously entered into that certain Second Amended and Restated Founder Employment Agreement dated as of February 3, 2017 (the “Existing Agreement”); and

WHEREAS, the Company and the Founder desire to amend and replace the Existing Agreement in its entirety with the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and obligations hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.Employment. The Founder’s employment under the terms of this Agreement will commence as of the Effective Date and will continue until terminated in accordance with Section 4 (the “Employment Period”).

1.1.Duties and Responsibilities. The Company agrees to employ the Founder as the Chairperson and Chief Executive Officer of the Company, to render such services and to perform such duties and responsibilities as are normally associated with and inherent in the aforementioned role and the capacity in which the Founder is employed, as well as such other duties and responsibilities as shall from time to time be assigned to the Founder by the Board of Directors of the Company (the “Board”).

1.2.Acceptance of Employment. The Founder accepts such employment set out in Section 1.1 and agrees to faithfully perform and render the services required of the Founder under this Agreement. Except for reasonable vacations, absences due to temporary illness, and activities that may be mutually agreed to by the parties, the Founder shall devote substantially all of her time, attention and energies during normal business hours and such evenings and weekends as may be reasonably required for the discharge of her duties to the Company and the performance of the Founder’s duties and responsibilities under this Agreement.

1.3.Positions with Subsidiaries/Affiliates. If requested by the Board and agreed upon by the Founder, the Founder agrees to serve without additional compensation if elected, nominated or appointed as an officer and/or director of the Company and any of the subsidiaries or affiliates of the Company and in one or more executive offices of any of the subsidiaries or affiliates of the Company, provided that the Founder is indemnified for serving in any and all such capacities pursuant to the indemnification provisions set forth in the bylaws of such subsidiaries and/or affiliates.

1.4.Conflicts of Interest. The Founder has reviewed with the Board the present directorships, ownership (legal and beneficial, direct and indirect) interests and other positions or roles held by the Founder or her associate(s) in all such business organizations or arrangements which may be directly competitive or directly in conflict with the Company. The Founder agrees to review with the Board any potential directorships, ownership (legal and beneficial, direct and indirect) interests and other positions or roles with business organizations or arrangements which may be directly competitive or directly in conflict with the Company. The Founder or her associate(s) is precluded from owning an interest (legal and beneficial, direct and indirect) in another company or serving as an employee, director, consultant, advisor or member of such other company that may be directly competitive or directly in conflict with the Company until such interest is presented to the Board and the Board consents to such interest or employment. The Company further acknowledges and agrees that, subject to the prior written approval by a majority of the Board (which majority shall exclude the Founder if the Founder is a then-current member of the Board) and consistent with the terms of the Compliance Agreement (as defined below), the Founder may serve on the boards of directors and advisory boards of other companies which  are not in direct competition or not in direct conflict with the Company and its subsidiaries and affiliates, provided that such service does not interfere with the performance of the Founder’s duties hereunder. Notwithstanding any of the foregoing, the Founder’s interest in, and affiliation with, Quan Venture Fund I, LP, and its affiliates is not deemed to conflict with her responsibilities to the Company or interfere with her performance of her duties hereunder.

2.Reserved.

3.Compensation, Benefits and Expense Reimbursements.

3.1.Base Salary. In consideration for the agreement of the Founder to be employed under this Agreement, during the Employment Term, the Founder shall receive from the Company an annual base salary (as it may be adjusted from time to time, the “Base Salary”) of US$620,000, with the understanding that, at the sole discretion of the Company, up to an aggregate of (a) fifty percent (50%) of the Base Salary may be paid by the Company or one or more subsidiaries of the Company domiciled in the Cayman Islands (each such subsidiary, a “Cayman Subsidiary”), (b) thirty percent (30%) of the Base Salary may be paid by one or more subsidiaries of the Company domiciled in the People’s Republic of China (each, a “PRC Subsidiary”), and (c) twenty percent (20%) of the Base Salary may be paid by one or more subsidiaries of the Company domiciled in the United States (each, a “U.S. Subsidiary”), in each case, pursuant to a short-form labor contract between the Founder and such Cayman Subsidiary, PRC Subsidiary, or U.S. Subsidiary, as applicable, identified by the Company, to the extent required by or desirable under applicable laws. The Base Salary, and all other compensation and reimbursement under the Agreement, may be provided through a human resources service or similar organization. The Company shall pay such Base Salary in arrears on the last working day (Monday to Friday) of each month in accordance with the standard payroll procedures of the Company (as they may be modified from time to time). The Base Salary will be subject to review by the Board or the Compensation Committee of the Board (the “Compensation Committee”) and adjustments will be made by the Board or the Compensation Committee based upon its respective normal performance review practices.

3.2.Stock Options. During the Employment Period, the Founder may, from time to time, be entitled to receive options to purchase ordinary shares of the Company or its affiliates and other equity-based incentives as and when determined by the Board or the Compensation Committee, in its respective sole and exclusive discretion.

3.3.Bonus. During the Employment Period, the Founder may be entitled to receive an annual bonus with a target equal to 70% of the Base Salary (the “Target Bonus”), the actual amount of which shall be determined by the Board or the Compensation Committee in its respective discretion.  Any annual bonus earned hereunder shall be paid not later than March 15th following the end of the calendar year to which it relates and otherwise in accordance with the Company’s bonus plan as in effect from time to time.  The Company’s current practice, which is subject to change, is to pay annual bonuses to employees in January of the calendar year following the calendar year to which the annual bonus relates.

3.4.Fringe Benefits. During the Employment Period, the Founder will be entitled to the fringe benefits that are made available to employees of the Company and such other benefits as are determined by the Board or the Compensation Committee, in its respective sole and exclusive discretion, it being understood that the Founder shall continue to receive the fringe benefits provided under the Existing Agreement.

3.5.Reimbursements. During the Employment Period, the Founder will be reimbursed, in accordance with the practice applicable to employees of the Company from time to time, for all reasonable traveling expenses and other disbursements incurred by her for or on behalf of the Company in the performance of her duties hereunder upon presentation by the Founder of appropriate documentation.

3.6.Deductions. Recognizing that the Founder is an employee for all purposes, the Company or a subsidiary of the Company shall deduct from any compensation payable to the Founder the sums which the Company or such subsidiary is required by law to deduct, including, but not limited to, government state withholding taxes, social security taxes and state disability insurance and mandatory provident funds, and the Company or such subsidiary shall pay any amounts so deducted to the applicable governmental entities and agents entitled to receive such payments.

4.Termination of Employment.

4.1.Death or Disability. If the Founder dies during the Employment Period, the Founder’s employment by the Company hereunder shall automatically terminate on the date of the Founder’s death. If, during the Employment Period, the Founder is incapacitated or disabled by accident, sickness or otherwise so as to render her mentally or physically incapable of performing the services required to be performed by her under this Agreement for a period of ninety (90) consecutive days or longer, or for ninety (90) days during any six- (6-) month period (such condition being herein referred to as “Disability”), the Company, at its option, may terminate the Founder’s employment under this Agreement immediately upon giving her notice to that effect. In the case of a Disability, until the Founder becomes eligible for disability income under the Company’s disability income insurance (if any) or until the Company terminates the Founder’s employment in accordance with the foregoing, whichever occurs first, the Founder will be entitled to receive compensation, at the rate and in the manner provided in Section 3.1, notwithstanding any such physical or mental disability. Termination pursuant to this Section 4.1 is referred to in this Agreement as a “Death/Disability Termination”.

(a)Substitution. The Board may designate another employee to act in the Founder’s place during any period of Disability suffered by the Founder during the Employment Period. Notwithstanding any such designation, the Founder shall continue to receive the Base Salary and benefits in accordance with Section 3 of this Agreement until the Founder becomes eligible for disability income under the Company’s disability income insurance (if any) or until the termination of the Founder’s employment, whichever occurs first.

(b)Disability Income Payments. While receiving disability income payments under the Company’s disability income insurance, if any (the “Disability Payments”), the Founder shall remain entitled to receive the Base Salary under Section 3.1, which shall be reduced by any Disability Payments received by the Founder, and shall continue to participate in all other compensation and benefits in accordance with Sections 3.2, 3.3 and 3.4 until the date of the Founder’s termination of employment.

(c)Verification of Disability. If any question arises as to whether during any period the Founder is disabled through any illness, injury, accident or condition of either a physical or psychological nature so as to be unable to perform substantially all of the Founder’s duties and responsibilities hereunder, the Founder may, and at the request of the Company shall, submit to a medical examination by a physician selected by the Company to whom the Founder or the Founder’s guardian has no reasonable objection to determine whether the Founder is so disabled and such determination shall for the purposes of this Agreement be conclusive of the issue. If such question arises and the Founder fails to submit to such medical examination, the Company’s determination of the issue shall be binding on the Founder.

4.2.Termination by the Company for Cause. The Company, on recommendation from the Board (excluding the Founder if the Founder is a then current member of the Board), may terminate the employment of the Founder hereunder at any time during the Employment Period for Cause (as defined below) (such termination being referred to in this Agreement as a “Termination for Cause”) by giving the Founder notice of such termination, upon the giving of which such termination shall take effect immediately. For the purpose of this Agreement, “Cause” means any one of the following grounds:

(a)repeated drunkenness or use of illegal drugs which adversely interferes with the performance of the Founder’s obligations and duties to or for the Company;

(b)the Founder’s conviction of a felony, or any crime involving fraud or misrepresentation or violation of applicable securities laws;

(c)gross mismanagement by the Founder of the business and affairs of the Company or any subsidiary or affiliate of the Company which directly results in a material loss to the Company and for which the Company has reasonable proof was committed by the Founder;

(d)material violation of any material terms of this Agreement or the Compliance Agreement (as defined below); or

(e)a conclusive finding by an independent fact finder appointed by the Board of any willful misconduct, dishonesty or acts of moral turpitude by the Founder which is materially detrimental to the interests and well-being of the Company and its subsidiaries and affiliates, including, without limitation, harm to its business or reputation.

4.3.Termination by the Company without Cause. The Company, on recommendation from the Board (excluding the Founder if the Founder is a then-current member of the Board), may terminate the employment of the Founder hereunder other than for Cause at any time upon thirty (30) days advance written notice to the Founder (such termination being referred to in this Agreement as a “Termination without Cause”).

4.4.Termination by the Founder for Good Reason. The Founder may terminate her employment hereunder at any time for Good Reason (as defined below) by giving the Company written notice of such termination, provided that such notice specifies: (a) the basis for termination and (b) the effective date of termination (such termination being referred to in this Agreement as a “Termination for Good Reason”).  For purposes of this Agreement, the term “Good Reason” shall mean (i) any material diminution of the Founder’s duties or responsibilities hereunder (except in each case in connection with the Termination for Cause or pursuant to Section 4.1) or the assignment to the Founder of duties or responsibilities that are materially inconsistent with the Founder’s then current position; (ii) any material breach of this Agreement by the Company which is not cured within ten (10) business day days after written notice thereof is given to the Company; or (iii) a relocation of the Founder (other than any relocation requested by the Founder) from the place of assignment of the Founder by the Company as of the Effective Date to a location more than thirty (30) kilometers from such location, other than on a temporary basis not to exceed a period equal to six (6) consecutive calendar months.

4.5.Termination by the Founder without Good Reason. The Founder may terminate her employment hereunder without Good Reason at any time upon reasonable notice by the Founder to the Board of no fewer than thirty (30) calendar days (such termination being referred to in this Agreement as a “Termination without Good Reason”).

5.Effect of Termination.

5.1.Termination for Cause or without Good Reason.

(a)Upon the termination of the Founder’s employment hereunder pursuant to a Termination for Cause or a Termination without Good Reason, neither the Founder nor her beneficiary or estate will have any further rights or claims against the Company, its affiliates or its subsidiaries under this Agreement except to receive the following (in the aggregate, the “Final Compensation”):

(i)the unpaid portion of the Base Salary provided for in Section 3.1, computed on a pro rata basis up to (and including) the effective date of such termination;

(ii)reimbursement for any expenses for which the Founder has not been reimbursed as provided in Section 3.5, provided that that the Founder submits all such expenses and required supporting documentation within sixty (60) days of the effective date of such termination; and

(iii)any additional compensation as may be expressly required under applicable law.

(b)Final Compensation (other than any expense reimbursement, which shall be paid within thirty (30) days after such reimbursement is submitted in accordance with subsection (ii) above) will be paid to the Founder within thirty (30) days following the date of termination (or such shorter period required by law).

5.2.Termination upon Death or Disability.

(a)Upon the termination of the Founder’s employment hereunder pursuant to a Death/Disability Termination, neither the Founder nor her beneficiary or estate will have any further rights or claims against the Company, its affiliates or its subsidiaries under this Agreement except to receive the following:

(i)Final Compensation in accordance with Section 5.1; and

(ii)an aggregate amount equal to one (1) months’ Base Salary plus an amount equal to one month of the Company’s portion of monthly premiums payable immediately prior to the effective date of such termination with respect to health, dental, and vision insurance coverage for the Founder, payable in accordance with the Company’s normal payroll practices, subject to Sections 5.5 and 14.3.

(b)Notwithstanding anything to the contrary in any agreement between the Founder and the Company, upon a Death/Disability Termination, the Founder, or her beneficiaries or estate (as applicable), will be entitled to one hundred percent (100%) accelerated vesting of any then-outstanding unvested stock options, restricted stock or other equity awards granted to the Founder by the Company, subject to Sections 5.5 (in the case of a termination by the Company due to Disability) and 14.3.

5.3.Termination without Cause or for Good Reason.

(a)Upon the termination of the Founder’s employment hereunder pursuant to a Termination without Cause or a Termination for Good Reason, neither the Founder nor her beneficiary or estate will have any further rights or claims against the Company, its affiliates or its subsidiaries under this Agreement except to receive the following (in the aggregate, the “Severance Payments”):

(i)Final Compensation in accordance with Section 5.1;

(ii)an aggregate payment equal to eighteen (18) months’ Base Salary; and

(iii)an aggregate payment equal to eighteen (18) months of the Company’s portion of monthly premiums payable immediately prior to the effective date of such termination with respect to health, dental, and vision insurance coverage for the Founder.

(b)Subject to Sections 5.5 and 14.3, Severance Payments (other than Final Compensation) will be provided in the form of salary continuation, payable in equal installments in accordance with the Company’s normal payroll practices during the eighteen- (18) month period following the effective date of the termination of the Founder’s employment, provided that the first such payment will be made on the next regular pay day following the date on which the Release of Claims (as defined below) becomes effective and irrevocable and will be retroactive to effective date of the termination of the Founder’s employment.

(c)Notwithstanding anything to the contrary in any agreement between the Founder and the Company, upon a Termination without Cause or a Termination for Good Reason, the Founder will be entitled to one hundred percent (100%) accelerated vesting of any then-outstanding unvested stock options, restricted stock or other equity awards granted to the Founder by the Company, subject to Sections 5.5 and 14.3.

5.4.Change in Control Termination.

(a)Upon the termination of the Founder’s employment hereunder pursuant to a Termination without Cause or a Termination for Good Reason within twelve (12) months following a Change in Control (such termination being referred to in this Agreement as a “Change in Control Termination”), neither the Founder nor her beneficiary or estate will have any further rights or claims against the Company, its affiliates or its subsidiaries under this Agreement except to receive the following (in the aggregate, the “Enhanced Severance Payments”):

(i)Final Compensation in accordance with Section 5.1;

(ii)an aggregate payment equal to eighteen (18) months’ Base Salary;

(iii)an aggregate payment equal to eighteen (18) months of the Company’s portion of monthly premiums payable immediately prior to the effective date of such termination with respect to health, dental, and vision insurance coverage for the Founder; and

(iv)a payment equal to the sum of (x) six (6) months’ Base Salary, (y) two times the Target Bonus and (z) six (6) months of the Company’s portion of monthly premiums payable immediately prior to the effective date of such termination with respect to health, dental, and vision insurance coverage for the Founder.

(b)Subject to Sections 5.5 and 14.3, other than Final Compensation, Enhanced Severance Payments will be paid as follows:  (i) the amounts under Section 5.4(a)(ii) and Section 5.4(a)(iii) will be provided in the form of salary continuation, payable in equal installments in accordance with the Company’s normal payroll practices during the eighteen- (18-) month period following the effective date of the termination of the Founder’s employment, provided that the first such payment will be made on the next regular pay day following the date on which the Release of Claims (as defined below) becomes effective and irrevocable and will be retroactive to effective date of the termination of the Founder’s employment, and (ii) the amount under Section 5.4(a)(iv) will be paid in a lump sum on the next regular pay day following the date on which the Release of Claims (as defined below) becomes effective and irrevocable.

(c)Notwithstanding anything to the contrary in any agreement between the Founder and the Company, upon a Change in Control Termination, the Founder will be entitled to one hundred percent (100%) accelerated vesting of any then-outstanding unvested stock options, restricted stock or other equity awards granted to the Founder by the Company, subject to Sections 5.5 and 14.3.

(d)For purposes of this Agreement, “Change in Control” means the occurrence of any of the following:

(i)any one person, or more than one person acting as a group (“Person”), acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than 50% of the total voting power of the stock of the Company, except that any change in the ownership of the stock of the Company as a result of a private financing of the Company that is approved by the Board will not be considered a Change in Control;

(ii)a majority of members of the Board is replaced during any twelve- (12-) month period by directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election; or

(iii)any Person acquires (or has acquired during the twelve- (12- ) month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions.  For purposes of this subsection (iii), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

For purposes of this definition, Persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company.  Further and for the avoidance of doubt, a transaction will not constitute a Change in Control if: (i) its sole purpose is to re-domicile the Company in a jurisdiction other than its original jurisdiction of incorporation, or (ii) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction.  With regard to any payment considered to be nonqualified deferred compensation under Section 409A (as defined below), to the extent applicable, that is payable upon a Change in Control, to avoid the imposition of an additional tax, interest or penalty under Section 409A (as defined below), no amount will be payable unless such change in control constitutes a “change in control event” within the meaning of Section 1.409A-3(i)(5) of the Treasury Regulations.

5.5.Conditions to Receipt of Severance. The receipt of any payments and benefits pursuant to Sections 5.2 – 5.4 (other than Final Compensation) is conditioned on the Founder signing and not revoking a separation agreement and release of claims in a form reasonably satisfactory to the Company (the “Release of Claims”), provided that such separation agreement and release of claims becomes effective and irrevocable no later than sixty (60) days following the termination date (such deadline, the “Release Deadline”). If the Release of Claims does not become effective by the Release Deadline, the Founder will forfeit any rights to severance or benefits (other than Final Compensation) under this Agreement. In no event will severance payments or benefits (other than Final Compensation) be paid or provided under this Agreement until such Release of Claims becomes effective and irrevocable.  If the sixty- (60-) day period following termination referred to herein extends through two (2) taxable years, to the extent required to comply with Section 409A, such amount will be paid in the second taxable year (but within the sixty- (60-) day period) following the Founder’s termination.

6.Compliance Agreement. The Founder agrees that the Agreement Regarding Confidentiality, Trade Secrets, Intellectual Property and Competitive Activities previously executed by the Founder (the “Compliance Agreement”) remains in full force and effect.

7.Standards of Conduct. The Founder will conduct herself in an ethical and professional manner at all times and in accordance with any employee policies or guidelines which the Company may issue from time to time.

8.Indemnification.

8.1.Indemnification. In the event that (a) the Founder was or is a party or is threatened to be made a party to any Proceeding (as defined below) by reason of the Founder’s Corporate Status (as defined below) or (b) the Founder was or is a party or is threatened to be made a party to any Proceeding by or in the right of the Company to procure a judgment in its favor by reason of the Founder’s Corporate Status, the Founder shall be indemnified by the Company against all Expenses and Liabilities incurred or paid by the Founder in connection with such Proceeding to the maximum extent permitted by applicable law (referred to herein as “Indemnifiable Amounts”). For purposes hereof, the terms (i) “Proceeding” means any threatened, pending or completed claim, action, suit, arbitration, alternate dispute resolution process, investigation, administrative hearing, appeal, or any other proceeding, whether civil, criminal, administrative, arbitrative or investigative, whether formal or informal, (ii) “Corporate Status” means the status of the Founder as an employee and/or director of the Company, as applicable, (iii) “Expenses” means all fees, costs and expenses incurred in connection with any Proceeding, including, without limitation, reasonable attorneys’ fees, disbursements and retainers, fees and disbursements of expert witnesses, private investigators and professional advisors (including, without limitation, accountants, counsels and investment bankers), court costs, transcript costs, fees of experts, travel expenses, duplicating, printing and binding costs, telephone and fax transmission charges, postage, delivery services, secretarial services and other disbursements and expenses and (iv) “Liabilities” means judgments, damages, liabilities, losses, penalties, excise taxes, and fines.

8.2.Advancement of Expenses. The Company agrees that the Company shall pay to the Founder all Indemnifiable Amounts incurred by the Founder in connection with any Proceeding, including a Proceeding by the right of the Company, in advance of the final disposition of such Proceeding, as the same are incurred, provided that the Founder provides the Company with a written undertaking to repay the amount of Indemnifiable Amounts if it is finally determined by a court of competent jurisdiction that the Founder is not entitled under this Agreement to indemnification with respect to such Indemnifiable Amounts.

8.3.Limitation on Indemnification. The Founder shall not be entitled to any indemnification under this Section 8 if the Founder knowingly violated any duty, responsibility or obligation imposed under this Agreement, the Compliance Agreement or any Company policy.

8.4.Change in Law. To the extent that a change in applicable law (whether by statute or judicial decision) shall permit broader indemnification or advancement of expenses than is provided under this Agreement, the Founder shall be entitled to such broader indemnification and advancements, and this Agreement shall be deemed to be amended to such extent.

9.Representations and Warranties of the Company. The Company represents and warrants to the Founder that the execution of this Agreement by the Company has been duly authorized by resolution of the Board.

10.Representations and Warranties of the Founder. The Founder represents and warrants to the Company that: (i) the Founder has the proper skill, training and background so as to be able to perform under the terms of this Agreement in a competent and professional manner; (ii) the Founder will not infringe any intellectual property rights including patent, copyright, trademark, trade secret or other proprietary right of any person; and (iii) the Founder will not use any trade secrets or confidential information for purposes other than for the furtherance of the business of the Company and will not use any trade secrets or confidential information owned by any third party.

11.Enforcement. It is the desire and intent of the parties hereto that the provisions of this Agreement will be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, to the extent that a restriction contained in this Agreement is more restrictive than permitted by the laws of any jurisdiction whose law may be deemed to govern the review and interpretation of this Agreement, the terms of such restriction, for the purpose only of the operation of such restriction in such jurisdiction, will be the maximum restriction allowed by the laws of such jurisdiction and such restriction will be deemed to have been revised accordingly herein. A court having jurisdiction over an action arising out of or seeking enforcement of any restriction contained in this Agreement may modify the terms of such restriction in accordance with this Section 11.

12.Dispute Resolution. In the event the parties hereto are unable to settle a dispute between them regarding this Agreement through friendly consultation, such dispute shall be referred to and finally settled by arbitration administered by JAMS in accordance its Employment Arbitration Rules & Procedures (the “Arbitration Rules”) in effect, which rules are deemed to be incorporated by reference into this Section 12 applying the laws of the State of New York, without regard to any principles of conflicts of laws that would result in the application of the laws of another jurisdiction. The arbitration tribunal shall consist of three (3) arbitrators to be appointed according to the Arbitration Rules (the “Arbitration Board”).  The Arbitration Board shall decide any such dispute or claim strictly in accordance with the governing law specified in Section 14.6. Judgment upon any arbitral award rendered hereunder may be entered in any court having jurisdiction, or application may be made to such court for a judicial acceptance of the award and an order of enforcement, as the case may be. The costs and expenses of the arbitration, including the fees of the Arbitration Board, shall be borne equally by each party to the dispute or claim, and each party shall pay its own fees, disbursements and other charges of its counsel; provided that the Arbitration Board shall have the right to allocate the costs and expenses between each party as the Arbitration Board deems equitable. Any award made by the Arbitration Board shall be final and binding on each of the parties that were parties to the dispute. The parties expressly agree to waive the applicability of any laws and regulations that would otherwise give the right to appeal the decisions of the Arbitration Board so that there shall be no appeal to any court of law for the award of the Arbitration Board, and a party shall not challenge or resist the enforcement action taken by any other party in whose favor an award of the Arbitration Board was given.  Notwithstanding this agreement to arbitrate, the parties agree that either party may seek provision remedies such as a temporary restraining order or a preliminary injunction from a court of competent jurisdiction in aid of arbitration.  As a material part of this agreement to arbitrate claims, the parties expressly waive all rights to a jury trial in court on all statutory or other claims.  The parties acknowledge and agree that no claims will be arbitrated on a class action or collective action basis.

13.Covenant Against Assignment. The Founder may not assign any rights or delegate any of the duties of the Founder under this Agreement. As used in this provision, “assignment” and “delegation” shall mean any sale, gift, pledge, hypothecation, encumbrance, or other transfer of all or any portion of the rights, obligations, or liabilities in or arising from this Agreement to any person or entity, whether by operation of law or otherwise, and regardless of the legal form of the transaction in which the attempted transfer occurs.

14.Miscellaneous.

14.1.Notices. Any notice, request, demand or other communication required or permitted to be given to a party pursuant to the provisions of this Agreement will be in writing and will be effective and deemed given under this Agreement on the earliest of: (i) the date of personal delivery, (ii) the date of transmission by facsimile or e-mail, with confirmed transmission and receipt, (iii) two (2) days after deposit with an internationally-recognized courier or overnight service such as Federal Express or DHL, or (iv) five (5) days after mailing via certified mail, return receipt requested. All notices not delivered personally or by facsimile will be sent with postage and other charges prepaid and properly addressed to the party to be notified at the address set forth on the signature pages hereto.

14.2.Time. Time is of the essence in performance of the rights and obligations under this Agreement.

14.3.Section 409A.  Notwithstanding anything to the contrary in this Agreement, if at the time the Founder’s employment terminates, the Founder is a “specified employee,” as defined below, any and all amounts payable under this Agreement on account of such separation from service that would (but for this provision) be payable within six (6) months following the date of termination, shall instead be paid on the next business day following the expiration of such six- (6-) month period or, if earlier, upon the Founder’s death; except (a) to the extent of amounts that do not constitute a deferral of compensation within the meaning of Treasury regulation Section 1.409A-1(b) (including without limitation by reason of the safe harbor set forth in Section 1.409A-1(b)(9)(iii), as determined by the Company in its reasonable good faith discretion); (b) benefits which qualify as excepted welfare benefits pursuant to Treasury regulation Section 1.409A-1(a)(5); or (c) other amounts or benefits that are not subject to the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”).  For purposes of this Agreement, all references to “termination of employment” and correlative phrases shall be construed to require a “separation from service” (as defined in Section 1.409A-1(h) of the Treasury regulations after giving effect to the presumptions contained therein), and the term “specified employee” means an individual determined by the Company to be a specified employee under Treasury regulation Section 1.409A-1(i).

14.4.Survival. The provisions set forth in Sections 5, 6, 8, 11, 12 and 14 of this Agreement (and any other provisions necessary to give effect to such provisions) shall survive the termination of this Agreement.

14.5.Binding Agreement; Benefit. The provisions of this Agreement will be binding upon and will inure to the benefit of the respective heirs, legal representatives and successors of the parties hereto.

14.6.Governing Law. This Agreement will be governed by, and construed and enforced in accordance with, the laws of the State of New York, without giving effect to its principles or rules of conflict laws to the extent such principles or rules would require or permit the application of the laws of another jurisdiction.

14.7.Waiver of Breach. The waiver by either party of a breach of any provision of this Agreement by the other party must be in writing and will not operate or be construed as a waiver of any subsequent breach by such other party.

14.8.Entire Agreement; Amendments. This Agreement contains the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements or understanding among the parties with respect thereto, including, without limitation, the Existing Agreement. This Agreement may be amended only by an agreement in writing signed by each of the parties hereto.

14.9.Headings. The Section headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

14.10.Severability. Subject to the provisions of Section 11 above, any provision of this Agreement that is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction.

14.11.Assignment. This Agreement is personal in its nature and the parties hereto shall not, without the consent of the other party hereto, assign or transfer this Agreement or any rights or obligations hereunder; provided, however, that the rights and obligations of the Company hereunder shall be assignable and delegable in connection with any subsequent merger, consolidation, sale of all or substantially all of the assets or shares of the Company or similar transaction involving the Company or a successor corporation.

14.12. Further Assurances. The Founder agrees to execute, acknowledge, seal and deliver such further assurances, documents, applications, agreements and instruments, and to take such further actions, as the Company may reasonably request in order to accomplish the purposes of this Agreement.

14.13.Costs. Each of the parties shall pay all costs and expenses incurred or to be incurred by such party in negotiating and preparing this Agreement and in closing and carrying out the transactions contemplated by this Agreement.

14.14.Interpretation of Agreement. This Agreement has been negotiated at arm’s length between persons knowledgeable in the matters dealt with in this Agreement. In addition, each party has been represented by experienced and knowledgeable legal counsel. Accordingly, any rule of law, or any legal decision that would require interpretation of any ambiguities in this Agreement against the party that has drafted it, is of no application and is waived.

14.15.Counterparts. The parties may execute this Agreement in any number of counterparts and, as so delivered, the counterparts shall together constitute one and the same document. The parties agree that each such counterpart is an original and shall be binding upon all of the parties, even though all of the parties are not signatories to the same counterpart.

14.16.No Third-Party Rights. Nothing in this Agreement is intended to grant to any third party (other than the parties’ respective successors in title and permitted assigns) any right to enforce any term of this Agreement or to confer on any third party (other than the parties’ respective successors in title and permitted assigns) any benefits under this Agreement. No person who is not a party to this Agreement shall have any right to enforce any term of this Agreement.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

Zai Lab Limited		FOUNDER:

By:	/s/ Peter Wirth	By:	/s/ Samantha Du
	Peter Wirth		Samantha (Ying) Du
Title:	Chairman, Compensation Committee

Address:		Address:

4560 Jinke Road, Bldg. 1, 4F Pudong, Shanghai, 201210, China		On File with the Company